SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 51)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

with copies to:
Jack E. Golsen 16 South Pennsylvania Oklahoma City, Oklahoma 73107 (405) 235-4546	Irwin H. Steinhorn, Esq. Conner & Winters, LLP 211 N. Robinson Ave., Suite 1700 Oklahoma City, Oklahoma 73102 (405) 272-5711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Jack E. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 4,000
	(8)	Shared Voting Power 2,577,888
	(9)	Sole Dispositive Power 4,000
	(10)	Shared Dispositive Power 2,577,888
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,581,888
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 9.0% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 28,828,206 shares of Common Stock outstanding, which consists of (i) 27,911,540 shares of Common Stock outstanding as of October 28, 2016, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 666,666 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 2 of 12 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Barry H. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,744
	(8)	Shared Voting Power 2,930,838
	(9)	Sole Dispositive Power 2,744
	(10)	Shared Dispositive Power 2,930,838
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,933,582
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 10.2%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 28,694,873 shares of Common Stock outstanding, which consists of (i) 27,911,540 shares of Common Stock outstanding as of October 28, 2016, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 3 of 12 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Family, L.L.C. 20-8234753
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 148,725
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 148,725
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 148,725
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.5% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 28,044,873 shares of Common Stock outstanding, which consists of (i) 27,911,540 shares of Common Stock outstanding as of October 28, 2016, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, and (ii) 133,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 4 of 12 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) SBL, L.L.C. 73-1015226
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,413,287
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,413,287
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,287
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 8.4%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 28,694,873 shares of Common Stock outstanding, which consists of (i) 27,911,540 shares of Common Stock outstanding as of October 28, 2016, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 5 of 12 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Petroleum Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 417,288
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 417,288
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 417,288
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.5%(1)
(14)	Type of Reporting Person (See Instructions) CO

(2)	Calculated based on 28,044,873 shares of Common Stock outstanding, which consists of (i) which consists of (i) 27,911,540 shares of Common Stock outstanding as of October 28, 2016, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, and (ii) 133,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 6 of 12 Pages

Introduction

This Amendment No. 51 to the Schedule 13D dated October 7, 1985 (as amended previously, the “Schedule 13D”), relating to the common stock, par value $.10 per share (“Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Company”), is being filed jointly by Jack E. Golsen (“J. Golsen”), Barry H. Golsen (“B. Golsen”), Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”), SBL, L.L.C., an Oklahoma limited liability company (“SBL”), and Golsen Petroleum Corporation, an Oklahoma corporation (“GPC”)(each of J. Golsen, B. Golsen, GFLLC, SBL and GPC are referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”), who may be deemed to beneficially own certain shares of the Common Stock of the Company. The principal executive offices of the Company are located at 16 South Pennsylvania Ave., Oklahoma City, Oklahoma 73107. Capitalized terms used but not otherwise defined in this Amendment No. 51 shall have the respective meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 51 does not modify any of the information previously reported in the Schedule 13D.

Pursuant to the transactions described in this paragraph and in Item 5(c) hereof, this Amendment 51 is being filed to report the change in beneficial ownership of the Common Stock of J. Golsen and B. Golsen, as a result of (a) the resignation of J. Golsen as sole trustee of certain trusts created for the benefit of certain of J. Golsen’s children, grandchildren and great-grandchildren, and (b) the appointment of B. Golsen as successor trustee of such trusts.

As of February 22, 2017, the Reporting Persons may be deemed to beneficially own an aggregate of 2,933,582 shares of Common Stock, representing approximately 10.2% of the issued and outstanding shares of the Issuer’s Common Stock. The numbers shown on the preceding pages and in Item 5 below reflect multiple counting of certain shares since beneficial ownership of those shares is attributable to more than one Reporting Person by Rule 13d-3 under the Exchange Act, as further described in Item 5 below.

Page 7 of 12 Pages

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is not applicable.

Item 4.	Purpose of Transaction.

The information set forth in the Explanatory Note and Item 5 hereof is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a),(b)	The table below sets forth the following information relating to the shares of Common Stock beneficially owned by each Reporting Person of the reporting group as of the filing date of this Amendment No. 51:

(i) the number of shares the Reporting Person has sole power to vote or direct the voting and sole power to dispose or to direct the disposition; (ii) the number of shares the Reporting Person has shared power to vote or direct the voting and shared power to dispose or to direct the disposition; (iii) the number of shares owned beneficially by the Reporting Person; and (iv) the percentage of outstanding Common Stock owned beneficially by the Reporting Person.

Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Amount		Percent(6)
Jack E. Golsen	4,000	(1)	2,577,888	(1)	2,581,888	(1)	9.0	%(1) (6)
Barry H. Golsen	2,744	(2)	2,930,838	(2)	2,933,582	(2)	10.2	%(2) (6)
Golsen Family, L.L.C.	0		148,725	(3)	148,725	(3)	0.5	%(3) (6)
SBL, L.L.C.	0		2,413,287	(4)	2,413,287	(4)	8.4	%(4) (6)
Golsen Petroleum Corporation	0		417,288	(5)	417,288	(5)	1.5	%(5) (6)

(1)	The amount shown with respect to J. Golsen is comprised of the following shares of Common Stock:

(a)	4,000 shares owned directly by J. Golsen;

Page 8 of 12 Pages

(b)	15,392 shares owned directly by Golsen Family, L.L.C. (“GFLLC”) and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which J. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC;

(c)	1,345,999 shares owned directly by SBL, L.L.C. (“SBL”), 250,000 shares issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned directly by SBL, and 400,000 shares issuable upon conversion of 12,000 shares of Series B Preferred Stock owned directly by SBL. J. Golsen and B. Golsen are co-managers of SBL, and share voting and investment power over the shares of Common Stock held of record by SBL;

(d)	283,955 shares owned directly by Golsen Petroleum Corporation (“GPC”) and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GPC, a wholly owned subsidiary of SBL. J. Golsen and B. Golsen are the officers and directors of GPC, and share voting and investment power over the shares of Common Stock held of record by GPC; and

(e)	15,876 shares owned by Sylvia H. Golsen’s Trust over which J. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trust over the Common Stock held in the trust.

(2)	The amount shown with respect to B. Golsen is comprised of the following shares of Common Stock:

(a)	2,744 shares owned directly by B. Golsen;

(b)	289,723 shares owned directly by the Barry H. Golsen 2012 LSB Trust, for which B. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trust.

(c)	1,345,999 shares owned directly by SBL, 250,000 shares issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned directly by SBL, and 400,000 shares issuable upon conversion of 12,000 shares of Series B Preferred Stock owned directly by SBL. J. Golsen and B. Golsen are co-managers of SBL, and share voting and investment power over the shares of Common Stock held of record by SBL;

(d)	283,955 shares owned directly by GPC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GPC. J. Golsen and B. Golsen are the officers and directors of GPC, and share voting and investment power over the shares of Common Stock held of record by GPC;

(e)	74,440 shares owned by an irrevocable trust for the benefit of B. Golsen, for which B. Golsen as sole trustee is deemed to hold shared voting and investment power with the trust; and

(f)	153,388 shares owned by six separate trusts for the benefit of certain grandchildren of J. Golsen, of which B. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trusts over the Common Stock held in the trusts.

The amount shown does not include 533 shares owned directly by Gay Golsen, B. Golsen’s wife, over which B. Golsen disclaims beneficial ownership.

Page 9 of 12 Pages

(3)	Includes 15,392 shares owned directly by GFLLC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which J. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC.

(4)	Includes (a) 1,345,999 shares of Common Stock owned directly by SBL, (b) 250,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned by SBL, (c) 400,000 shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred Stock owned by SBL, and (d) 417,288 shares of Common Stock owned of record by GPC, a wholly owned subsidiary of SBL (as set forth in footnote 5, below). J. Golsen and B. Golsen serve as co-managers of SBL and, as a result, share voting and investment power of the shares of Common Stock beneficially owned by SBL All of such shares are also included in the shares of Common Stock shown as beneficially owned by J. Golsen and B. Golsen in the table above and in footnotes 1 and 2.

(5)	Includes 283,955 shares of Common Stock owned directly by GPC and 133,333 shares of Common Stock issuable upon conversion of 4,000 shares of Series B Preferred Stock owned by GPC. All of such shares are included in the shares of Common Stock shown in the table above as beneficially owned by J. Golsen, as described in footnote 1(d), and by SBL as the sole shareholder of GPC, as described in footnote 6.

(6)	The percentage ownership of each reporting person is based on 27,911,540 shares of Common Stock outstanding as of October 28, 2016, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. Shares of Common Stock not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

The filing of the Schedule 13D by the Reporting Persons, as amended by this Amendment No. 51, is not an admission that any Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any shares of Common Stock included in this Schedule 13D in which such Reporting Person does not have any ownership and economic interest.

(c)	During the last 60 days, there have been no transactions in the Common Stock by any of the Reporting Persons, other than (i) the resignation of J. Golsen as sole trustee of certain irrevocable trusts set up for the benefit of certain of J. Golsen’s children, grandchildren and great-grandchildren, and (ii) the assumption by B. Golsen as successor trustee of eight of such trusts, which actions have affected the beneficial ownership of the Common Stock reported by J. Golsen and B. Golsen.

Page 10 of 12 Pages

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is unchanged.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended as follows:

99.1	(a) Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference; and (b) Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 99.2 to Amendment No. 38 and is incorporated herein by reference.

99.2	Notification of Departure from Group and Partial Termination of Joint Filing Statements, dated November 3, 2016, is filed as Exhibit 99.2 to Amendment No. 50 and is incorporated herein by reference.

99.3	The Company’s Restated Certificate of Incorporation, as amended, setting forth the terms of the Company’s Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 3(i).1 to the Company’s Form 10-K for the fiscal year ended December 31, 2012, and is incorporated herein by reference.

99.4	The Certificate of Designation for Company’s Series D 6% Cumulative, Convertible Class C Preferred Stock is filed as Exhibit 10.3 to the Company’s Form 10-Q filed November 13, 2001, for the quarter ended September 30, 2001, and is incorporated herein by reference.

99.5	Security Agreement dated April 14, 2016, executed by SBL, L.L.C. in favor of Bank of the West.

99.6	Board Representation and Standstill Agreement, dated December 4, 2015, by and among LSB Industries, Inc., LSB Funding LLC, Security Benefit Corporation, Todd Boehly, Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC and Golsen Petroleum Corp., is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2015, and is incorporated herein by reference.

99.7	Letter Agreement dated December 4, 2015, by and among Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC, Golsen Petroleum Corp. and LSB Funding LLC, is filed as Exhibit 99.7 to Amendment No. 50 and is incorporated by reference.

Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 22, 2017.

/s/ Jack E. Golsen
JACK E. GOLSEN

/s/ Barry H. Golsen
BARRY H. GOLSEN

GOLSEN FAMILY, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By:	/s/ Jack E. Golsen
Jack E. Golsen, President

Page 12 of 12 Pages